February 28, 2014

Attn:	Larry Spirgel Robert Shapiro
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:
Clearfield, Inc. (the “Company”)
Form 10-K for the Year Ended September 30, 2013
Filed November 21, 2013
Form 10-Q for the Quarterly Period Ended December 31, 2013
Filed January 30, 2014
File No. 000-016106

Mr. Spirgel,

As requested, we are responding to your letter dated February 14, 2014.  For convenience and clarity, we have set forth the text of your comments below in italics.  Immediately following each of the Staff’s comments is our response to that comment.  We are responding to the comments in the order presented.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Year ended September 30, 2013 compared to the year ended September 30, 2012, pg. 19

Item 8. Financial Statements and Supplementary Data, Quarterly Financial Data (unaudited), pg. 22

1.
Please tell us and disclose the breakout in your sales between domestic and international.  We note your disclosure that you “recorded a growing percentage of its sales from accounts outside of the U.S., principally Canada and the Caribbean regions of Central America.”  Please also provide a more robust disclosure of the approximate 50% increase in your fourth quarter sales for 2013 compared to the prior quarter including any trends.  Please refer to Item 303 (a)(2)(ii) of Regulation S-X regarding trends and uncertainties.

February 28, 2014

Response:
The Company allocates sales from external customers to geographic areas based on the location to which the product is transported.  For the fiscal years ended September 30, 2013 and 2012, the Company recorded $2,995,000 and $1,060,000, respectively, in international sales.  Domestic sales for the fiscal years ended September 30, 2013 and 2012 were $50,358,000 and $36,414,000, respectively.  Accordingly, international sales represented 6% and 3% of total net sales in fiscal years 2013 and 2012, respectively.

In future filings, the Company will disclose the dollar amount and percentage of U.S. and international net sales for the period, as well as the basis for attributing sales to geographic areas.  To the extent material, the Company will also disclose in future filings the breakout of net sales for the period attributable to specific foreign countries.  The foregoing paragraph represents an example of the additional disclosure the Company proposes to include in its future filings in response to this comment.

Net sales for the quarters ended September 30, 2013 and June 30, 2013 were $19,039,000 and $13,535,000, respectively.  This $5,504,000, or approximately 41%, increase in the fourth quarter of 2013 as compared to the previous quarter is primarily attributable to a large, ongoing build of a U.S. based broadband service provider.  The Company believes the increased demand from this customer was a result of a ramp up associated with the start of their build.  However, the Company does not have the ability to forecast future sales as this customer, like all of the Company’s other customers, purchases product by purchase orders submitted from time to time.  Accordingly, the Company’s ability to predict orders in future periods or trends affecting orders in future periods is limited.  As all of these orders were shipped within the U.S., these net sales are attributed to the U.S.

In future filings, the Company will provide additional disclosure regarding the reasons for material changes in its net sales and results of operations, including any known trends or uncertainties.  The foregoing paragraph represents an example of the additional disclosure the Company proposes to include in its future filings in response to this comment.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Three Months Ended December 31, 2013 vs. Three Months Ended December 31, 2012, pg. 8

2.
Please tell us and disclose in more detail the drivers of the $5.9 million increase in your first quarter sales, trends related to significant customers and/or markets, and whether payment terms have changed to correlate to the $5.5 million decrease in accounts receivable at December 31, 2013.  We note that one significant customer made up 48% of your first quarter sales as disclosed in Note 7, Major Customer Concentrations on pg. 6, but was only 13% of accounts receivable at December 31, 2013.

Response:
The Company’s net sales for the quarter ended December 31, 2013 to our customer base of commercial data network providers, build-to-print and original equipment manufacturers, and broadband service providers, outside of our largest customer, decreased $1,089,000 compared to the quarter ended December 31, 2012 due to lower demand in the period.

February 28, 2014

This decrease was offset by a large, ongoing build of a U.S. based broadband service provider. The Company believes the increased revenue associated with this build was a result of a ramp up associated with the start of their build during this year’s first quarter versus the first quarter of fiscal year 2013. However, the Company does not have the ability to forecast future sales as this customer, like all of the Company’s other customers, purchases product by purchase orders submitted from time to time. Accordingly, the Company’s ability to predict orders in future periods or trends affecting orders in future periods is limited. Additionally, net sales for the quarter ended December 31, 2013 were positively impacted by increased international revenue. International sales were $1,023,000 in the first quarter of fiscal year 2014, or 6% of net sales, as compared to $391,000 in the first quarter of fiscal year 2013, or 4% of net sales.

In future filings, the Company will provide additional disclosure regarding the reasons for material changes in its net sales and results of operations, including any known trends or uncertainties.  The foregoing paragraph represents an example of the additional disclosure the Company proposes to include in its future filings in response to this comment.

In response to the $5.5 million decrease in accounts receivable in the first quarter ended December 31, 2013, no payment terms were changed.  The factors resulting in the decline of accounts receivable at December 31, 2013 as compared to September 30, 2013 include:

•
A higher percentage of the Company’s first quarter of fiscal year 2014 sales occurring early in the quarter, allowing more first quarter receivables to be paid within the quarter in accordance with our standard payment terms, which are net 30 days, resulting in a lower accounts receivable balance at quarter end;

•
Lower net sales within the first quarter of fiscal year 2014 as compared to the fourth quarter of fiscal year 2013, which resulted in a lower collectible balance at December 31, 2013 compared to September 30, 2013;

•
Payments were received in the first quarter of fiscal 2014 from a U.S. based broadband service provider with a large balance at September 30, 2013.  In our Note E – Customer Concentration footnote in our Form 10-K for the fiscal year ended September 30, 2013, we indicated that one customer comprised 57% of our accounts receivable at September 30, 2013.  Due to payments received during the quarter ended December 31, 2013, this customer’s accounts receivable balance was significantly reduced.  As a result of the above, the customer represented 57% and 13% of total accounts receivable at September 30, 2013 and December 31, 2013, respectively; and

•
An increase in the rebate accrual of one customer for the quarter ended December 31, 2013 of $1,374,000.  Rebates are included in net sales as the sales are incurred and also offset the accounts receivable balance.  The rebate provided to this customer will either be taken as a reduction of the accounts receivable it owes us or if the credit is larger than the amount it owes us, we will reclassify the net amount as a liability.  The customer has a right of offset for this rebate against accounts receivable.

In future filings, the Company will provide additional disclosure regarding the reasons for material changes in its accounts receivables balances similar to the disclosure provided above in response to this

February 28, 2014

comment.  Additionally, the Company will note the effect of rebates offered on the accounts receivable balance in its footnotes.

In response to your request, by this letter the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Herzog at (763) 476-6866 if you have any questions or need additional information.

Sincerely,

Clearfield, Inc.

/s/ Daniel Herzog

Daniel Herzog, Chief Financial Officer